Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blazing Bits Inc.
3 Charlesview Road, Suite C
Hopedale, MA 01747
https://www.greengoddesssupply.com/

Up to $1,069,999.25 in Class B Common Stock at $0.95
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Blazing Bits Inc.
Address: 3 Charlesview Road, Suite C, Hopedale, MA 01747
State of Incorporation: MA
Date Incorporated: March 10, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 10,526 shares of Class B Common Stock
Offering Maximum: $1,069,999.25 | 1,126,315 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.95
Minimum Investment Amount (per investor): $285.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Invest in the first 48 hours, get 15% bonus shares

Invest in the first 7 days, get 10% bonus shares

Invest in the first 30 days get 5% bonus shares

Amount-Based:

Tier I: Invest $500 and receive 1% bonus shares

Tier II: Invest $1000 and receive 2% bonus shares and 10% discount coupon to our online store (reusable up to a year)

Tier III: Invest $2500 and receive 3% bonus shares and 10% discount coupon to our online store (reusable up to a year)

Tier IV: Invest $5000 and receive 4% bonus shares and 15% discount coupon to our online store (reusable up to a year); acrylic investor tombstone

Tier V: Invest $10,000 and receive 5% bonus shares and 15% discount coupon to our online store; acrylic investor tombstone

**All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible

investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The 10% StartEngine Owners' Bonus

Green Goddess Supply, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $0.95 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $95. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

We are a "cultivation to consumption" cannabis technology and lifestyle brand. The company produces a line of higher-quality accessories for storage, preparation, consumption, and more.

Our flagship product is the disruptive, award-winning "Armoire," a technology-assisted personal home grow system, which comes complete with our celebrated, one-on-one "Zoom centric" Concierge Service. We are passionate about our mission to empower any home user to grow their own clean, organic flower themselves at home quickly, easily and inexpensively.

The company has been granted US Patent 11,083,139 - a utility patent governing our unique process for high-growth plant cultivation results. The Armoire isn't "just some hardware" - it's a combination of our proprietary process and unique hardware that works together to create enhanced results. We have filed additional patents on other

models, and also own the trademark for "The Armoire" as related to cultivation equipment.

Blazing Bits, LLC was formed on March 10, 2015, in the state of Massachusetts and converted to Blazing Bits Inc. on April 20, 2022.

Competitors and Industry

The home grow equipment market is an estimated $7 billion marketplace in just the continental United States alone, with an addressable market of up to 31 million consumers.

While there are no dominant players yet in the personal "grow box" market, we do have a wide variety of differentiated competition within the general space. Competitors range from low-end grow tents, to the much more expensive "smart appliances." However, most of the tents and other systems either do not meet the minimum requirements for state-level "permitted grow structures," whereas The Armoire does, or they simply don't work well due to the inherent problems with trying to fully automate nature and the growth of a living thing.

Generally, we compete with grow tents. Vivosun, Gorilla Tent, and Jardin are some manufacturers of tents. Our product is NOT a tent, it's better and different in our opinion, but we're competing for the same customer - we're attempting to get them to grow in The Armoire instead of a fabric tent. Direct competitors is an interesting space because we believe they're all "doing it wrong." More specifically - their products don't work right/well, and we recognized that very early on and have taken a much different tack than everyone else. (We "march to the beat of our own drummer" so to speak). Everyone else has gone for the elusive Holy Grail of "full automation" and hydroponic (i.e. water-based) systems. Our is a soil-based system, and a combination of semi-automation with a proprietary grow protocol. Seedo, Leaf, Cloudponics and Grobo were all very well-funded start-ups that have failed. Some never shipped a product (they couldn't get it to work properly), the others shipped product that didn't work and were heavily skewered for it and eventually folded. Eventually, someone will figure out what we're doing and attempt to copy us, but right now we have the so-called "first-mover advantage" because our main direct competitors have stumbled and haven't been able to get traction. Right now we don't believe we have a single direct competitor we're focused on, but rather the general industry "us versus tents" and the fear factor of some future / unknown competitor that hasn't emerged yet.

Current Stage and Roadmap

After 5 years of efforts, The Armoire has been granted a US Patent, and made it through the various stages of R&D, prototyping, and pre-production phases and is now in full-blown production. The product has been winning awards and has been successfully deployed to over 500 homes already. We have built out an entire warehousing and distribution network with 4 warehouses strategically located around the country. We accomplished all of this during the height of the Pandemic and despite the widespread warehousing and supply-line issues. Now it is merely a matter

of scaling the sales and marketing.

While scaling up existing operations, we are also substantially far along in R&D on future models and additional ancillary products, which we expect to introduce this calendar year. We currently employ a DTC e-commerce business model in the US for The Armoire, but are exploring options to expand our reach by expanding into external markets (eg Canada, Europe) through a combination of dealer networks and/or licensing.

The Team

Officers and Directors

Name: Eric Robichaud

Eric Robichaud's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 10, 2015 - Present
  Responsibilities: Providing strategic, financial and operational leadership for the company. Current compensation is $120,000/year maximum, but may be less depending upon cashflow.

- **Position:** President of the Board
  Dates of Service: April 20, 2022 - Present
  Responsibilities: Lead meetings of the Board of Directors. There's no compensation for this role.

- **Position:** Treasurer
  Dates of Service: April 20, 2022 - Present
  Responsibilities: Overseeing Financial aspects of the company, including reporting. There's no compensation tied to this role.

Name: Vincent Bitetti

Vincent Bitetti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CCO
  Dates of Service: September 13, 2017 - Present
  Responsibilities: Overseeing new product development, R&D, Concierge Support Services and Supply-Line Logistics. Annual salary is $120,000 but may be less depending upon cashflow of the business.

- **Position:** Board Member
  Dates of Service: April 20, 2022 - Present
  Responsibilities: Member of the Board of Directors, which oversees the business. There's no salary related to this position.

- **Position:** Secretary of the Board
  Dates of Service: April 20, 2022 - Present
  Responsibilities: Taking minutes of the meetings of the Board of Directors. There's no salary related to this position.

Name: Roger Gagnon

Roger Gagnon's current primary role is with Owner of Extreme Protocol, Inc.. Roger Gagnon currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 20, 2022 - Present
  Responsibilities: Attend meetings of the Board of Directors, overseeing management of the business. There is no compensation/salary related to this position.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cannabis technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the

creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Federal vs State Legality

While growing cannabis at home is legal in Canada and Mexico, growing medical and/or recreational cannabis is deemed to be illegal under the Federal Controlled Substances Act, even though such activities may be permissible under state law. Although remote, a theoretical risk exists that our activities could be deemed to be facilitating the selling or distribution of cannabis in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act."

Well-Funded Competition

While the market for personal use end user products can be a lucrative, high profit business, competition remains fierce. The company may be unable to compete effectively in the marketplace due to larger companies with significantly more resources may enter the market at any time. In addition, the home grow market has been developing over many years with so-called Grow Tents and Grow Boxes. Recently, automated home grow systems have been introduced. These companies are typically well funded, and although very expensive, may gain significant market share which may impede the company's ability to effectively market and sell their home grow chamber solution.

Supply Chain Logistics

The Company is endeavoring to move manufacturing "on shore" as much as possible but is still dependent upon overseas assembly and components. While the company has worked to mitigate supply chain disruptions, it may be negatively impacted by as yet unforseen problems in the geopolitical landscape, global logistics and global cost structures beyond its control.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eric Robichaud	2,050,000	Class A Common Stock	73.21%
Vincent Bitetti	750,000	Class A Common Stock	26.79%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,126,315 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 4,000,000 with a total of 2,800,000 outstanding.

Voting Rights

To the greatest extent permitted by Massachusetts law, Class A Common Stock shareholders shall have sole voting rights in the corporation. Any provision of these bylaws related to any voting or decision-making rights of shareholders shall refer exclusively to the Class A Common Stock shareholders.

Material Rights

Restriction on Transfer

The Company maintains rights of first refusal on any attempts to sell or transfer shares, with the exception of transfers solely for estate planning purposes (*See Exhibit F for additional detail*).

Class B Common Stock

The amount of security authorized is 6,000,000 with a total of 2,950,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding includes 500,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 250,000 shares to be issued pursuant to stock

options issued.

Restriction on Transfer

The Company maintains rights of first refusal on any attempts to sell or transfer shares, with the exception of transfers solely for estate planning purposes (*See Exhibit F for additional detail*).

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,800,000
  Use of proceeds: Founders' Shares
  Date: March 10, 2015
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,200,000
  Use of proceeds: Founders' Shares
  Date: March 10, 2015
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2020

Background

There are two general, over-arching themes to our revenue/expense structure in 2020 and 2021:

1. First, we are in "start-up mode." We consciously are taking in a combination of debt

and equity financing to launch The Armoire home grow system. Debt and equity are not considered income, but when spent on R&D, IP, inventory and operations, they do generate expenses, so we fully expected to show paper losses for 2020 and 2021 as we're taking on new capital and investing in future growth.

2. We essentially launched The Armoire in the middle of a global pandemic. The Armoire has been years in the making, so this was obviously not planned but did become the reality. After the pandemic hit, shipping and delivery costs suddenly and unexpectedly shot through the roof just as our units rolled off the assembly line; and ocean freight delays caused us loss of revenue from stock outages as 2-week shipping routes turned into 4 months of delays. Stock outages have been largely eliminated now (with defensive measures in place for going forward) and expenses have already dropped in half for ocean freight and continue to fall. Regardless, we've taken defensive measures to mitigate these issues going forward.

Revenue

Revenue for fiscal year 2021 was approximately $622K, in line with projections, and up nearly 15% over $542,622 in 2020. The increase was because of meaningful new revenue from shipping Armoires and new related products. Revenues were originally expected to be higher, but were dampened by COVID inventory delays - demand was strong but we can't sell what we don't have. Similarly, wholesale accessory sales dipped because of our customers' retail store closures (some permanent, most just temporary) during COVID, but were offset by the addition of Armoires and new related products to our offerings. Management expects to see accessory sales rebound moving forward.

Cost of sales

Cost of sales spiked in 2021 to $508,006 because of the sudden surge in COVID-induced shipping rates. In 2020, cost of sales was $328,150, we were paying $4500 for a container that suddenly cost $24,000 just a few months later - a nearly 6x cost increase. This was a transient spike. Shipping costs have already dropped by 60% from those levels and we have made strategic moves (packaging changes etc) to ship Armoires cheaper and more efficiently going forward, regardless of prevailing rates.

Gross Margins

2021 gross profit decreased by $100,088 over 2020 gross profit, with gross margins as a percentage of revenues decreasing from 40% in 2020 to 18.4% in 2021. This was largely expected as we're in "start-up" mode, investing in infrastructure and build-outs that didn't exist in 2020. The pandemic also impacted margins both dramatically and unexpectedly, as both domestic and ocean freight costs spiked right at the moment when our large production run of Armoires was finished and ready to ship for 4Q sales. The cost of shipping containers spiked from our previous cost of approximately $4,500 to $24,000. Those costs have already come back down substantially, plus we are taking other proactive steps to mitigate shipping expenses going forward.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2021 increased by $313,084 over 2020. Approximately $180,000 (or about 58%) of this increase was due to increased payroll costs as we added full-time staff to support the new Armoire line, and the balance was related to increased marketing and advertising costs related to launching The Armoire. The company worked diligently to contain all other costs and fixed overhead (eg rent and utilities and other expenses were largely kept flat).

Historical results and cash flows:

The previous years have been about R&D, securing IP rights, and bringing our vision to market. Prototypes, pre-production units, production units Generation I, II and IIIx, manufacturing, warehousing and logistics—including domestic LTL shipping.

We are now pushing towards 600 units shipped and are winning both industry awards and glowing customer feedback.

This current equity raise is now meant to propel sales forward and expand the Armoire family of products and grow supplies: sales and marketing budgets and hiring-related talent.

Therefore, historical results and cashflows to date are not representative of what investors should expect going forward, as historical results are during "start-up" phase and include overhead and investments. We expect to dramatically grow sales of both Armoires and accessories, as well as introducing new products in both categories, pushing revenues forward, while fixed costs and overhead becomes smaller percentages of cashflows.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2022, the company currently has $10,000 cash on hand. The company is operating on a monthly basis from cashflow derived from ongoing sales of Armoires and accessories. All inventory has been pre-paid and thus represents net positive future cashflows.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Without the funds from this raise, we could grow the business organically through cashflow, however, we are incredibly concerned that this process would take so long that we would lose all "first-mover" advantage and larger, better-funded competitors

would have time to see what we're doing and copy our products and process. It would also mean we're a much smaller "mom and pop" style business than an industry disrupter.

Our (granted) patent, copyright and trademark registrations will help fend off rivals to some extent, but moving quickly is the strongest move.

Additionally, we want to move into larger volume business development deals that would require us to have the capital to build larger quantities of units upfront, which we would not be able to accomplish without funding, including introducing new models in a reasonable timeframe.

Therefore, we believe the funding is critical for us, in order to realize our ambitious goals and objectives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We would not necessarily say that corporate viability is dependent upon this raise; however, we do believe this raise is critical based upon our goals and objectives (see prior section). There's a big difference between being a small niche player (a "mom and pop" local business) versus being an industry leader and disrupter, which is our intention.

We do have approximately $500K (resale value) of inventory on hand that is all pre-paid. The funds from this raise will be the liquid capital we will have on hand, aside from inventory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum of $10,000, that will not "move the needle" at all for us. We will continue operating based on existing cashflow.

How long will you be able to operate the company if you raise your maximum funding goal?

We are executing this fundraise to propel the business forward, not to cover a "burn rate" so to speak. If we raise the maximum funding, we will be able to scale up the business - hire more staff, introduce new models, build more inventory, executive greater marketing campaigns, and increase brand awareness. The funds will allow us to scale the business and "take it to the next level" to so speak.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do not currently have any fixed or required future capital contributions in place; however, we expect to follow-up with a Series A fundraise round in the future to further scale the business, unless we either are acquired by a suitor or management decides that cashflow is sufficiently strong enough that we can self-fund going forward.

Indebtedness

- **Creditor:** Banker's Health Group
  Amount Owed: $495,000.00
  Interest Rate: 9.99%
  Maturity Date: June 01, 2028

- **Creditor:** SBA
  Amount Owed: $196,200.00
  Interest Rate: 3.75%
  Maturity Date: March 01, 2052

- **Creditor:** Eric Robichaud
  Amount Owed: $137,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2052

Related Party Transactions

- **Name of Entity:** Eric Robichaud
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: An initial startup loan of $187,000 was provided by Eric Robichaud. The current balance is $137,000. Because it came from the founder, there's no particular timeline or expected date for repayment. The founder expects this may only ever get settled out in the future when the business is acquired.
  Material Terms: No particular interest or payback date.

Valuation

Pre-Money Valuation: $5,462,500.00

Valuation Details:

Green Goddess Supply Valuation

Management has analyzed an array of factors and approaches, to triangulate on an appropriate valuation. These include but are not limited to: historical investments, company stage, technology developed from historical investments, the value of IP, size of the addressable market, and the business model and methodology to be executed and scaled from proceeds.

Cash Investments, Debt Instruments and Sales

Approximately $1.6M has already been invested since inception, via a combination of equity ($660K) and debt (approx. $1M, of which approx. $200k has been paid down already), which funded R&D, patent applications, pre-production trials, and full production runs. Additionally, the Company recognized approximately $630K in sales revenue in 2021, during the height of the global pandemic, and current holds of inventory assets worth approx. $650k (resale value).

Technology, Methods and Processes

Enabled by the prior equity and debt financing, the company has developed significant unique IP, systems and processes. The company was granted the core patent for The Armoire, has another pending, and has registered several related trademarks. The company has built sophisticated back-end business management tools/systems to manage a scaling business, and established what we believe are some unique and differing methodologies and product offerings in the space.

Previous Management Experience

Mr. Bitetti, the Company's President and COO, has previously taken a literal "California garage startup", Sound Source Interactive public on NASDAQ (eventually named TDK Interactive). He began the entertainment software company organically with $1,500, then 4 years later raised $1M via an institutional investor, and then one year later followed up with a microcap $5M NASDAQ IPO that eventually scaled to a $100M public business that was sold in 2004. In 2006 he was instrumental in the sale of privately owned Crave Entertainment to publicly held NYSE Handleman Company. Mr. Bitetti was the Founder and CEO of TDK Mediactive and President of video game publishing at Crave Entertainment.

Mr. Robichaud is a serial entrepreneur, and over the past 30 years has completed multiple joint ventures with Mr. Bitetti including games and software for Universal, MGM, New Line Cinema, CBS, NBC, MTV and Sony Music, among others. Mr. Robichaud has completed multiple 7-figure sales of his private ventures. In 2017, their interests aligned yet again and they joined forces at Green Goddess Supply.

Company Stage

While management treats the company as a start-up, the company is far past the "idea" stage and has already navigated past many of the early start-up stage risk milestones. The company has a viable, working product that is in production, has been well received in the industry, and is winning industry awards and rave customer

reviews. The product has shipped over 500 units, and is ready to scale. Even during the height of a global pandemic, hampered by delays in acquiring raw materials and more delays and excessive costs with both domestic shipping and ocean freight (6x temporary cost spike), the company still reached new sales records and moved $630k in product without a marketing budget. At 10x revenue, this yields $6.3M.

<u>Summary</u>

Based upon estimates of the market size, future projections (which of course are estimates and not guaranteed), the value of our IP, the advanced stage of the business, previous capitalization, and current revenues, all valuation calculations point back to a $5M - $6M valuation range.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  With a minimal funding goal, the proceeds will cover the cost of executing the campaign.

If we raise the over allotment amount of $1,069,999.25, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  25.0%
  The lion's share of the proceeds are slated towards growth. 25% of the budget will be allocated to advertising and marketing campaigns, to build sales.
- *Company Employment*
  31.5%
  In order to scale up, we need to staff up. Approx. 30% of the proceeds will go towards hiring professionals in the areas of sales, marketing and business development.
- *Inventory*
  18.0%
  Approx 18% of the funds will be used to jump-start production on new models of

The Armoire to grow market share.

- *Research & Development*
  3.0%
  We are allocating a small budget towards R&D for future models of The Armoire

- *Working Capital*
  19.0%
  The balance of the proceeds will be allocated as "Working Capital" for unexpected expenses, and future business opportunities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.greengoddesssupply.com/ (https://www.greengoddesssupply.com/pages/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/green-goddess

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Blazing Bits Inc.

[See attached]

Blazing Bits, LLC (the "Company") a Massachusetts's Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Blazing Bits, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 1, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,017	10,190
Accounts Receivable	-	8,466
Inventory	218,070	104,809
Total Current Assets	220,088	123,465
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	1,691	5,074
Intangible Assets: Intellectual Property, net of Accumulated Amortization	28,989	31,734
Total Non-Current Assets	30,680	36,808
TOTAL ASSETS	250,768	160,273
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	50,952	38,717
Short-Term Loans Payable - Related Party	-	40,000
Short-Term Notes Payable	-	20,372
Total Current Liabilities	50,952	99,089
Long-term Liabilities		
Note Payable	704,851	-
Notes Payable - Related Party	137,614	187,614
Total Long-Term Liabilities	842,464	187,614
TOTAL LIABILITIES	893,417	286,703
EQUITY		
Shareholder's Equity	635,000	635,000
Accumulated Deficit	(1,277,649)	(761,430)
TOTAL EQUITY	(642,649)	(126,430)
TOTAL LIABILITIES AND EQUITY	250,768	160,273

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	622,390	542,622
Cost of Revenue	508,006	328,150
Gross Profit	114,384	214,472
Operating Expenses		
Advertising and Marketing	83,493	60,100
General and Administrative	483,010	189,715
Rent and Lease	21,948	25,554
Depreciation and Amortization	6,128	6,126
Total Operating Expenses	594,579	281,495
Operating Income (loss)	(480,196)	(67,024)
Other Income	25,859	-
Total Other Income	25,859	-
Other Expense		
Interest Expense	61,883	15,828
Total Other Expense	61,883	15,828
Provision for Income Tax	-	-
Net Income (loss)	(516,219)	(82,852)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(516,219)	(82,852)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,383	3,381
Amortization	2,745	2,745
Inventory	(113,261)	1,191
Accounts Receivable	8,466	1,714
Accounts Payable	12,235	856
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(86,432)	9,887
Net Cash provided by (used in) Operating Activities	(602,652)	(72,964)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Notes Payable	594,479	61,897
Net Cash provided by (used in) Financing Activities	594,479	61,897
Cash at the beginning of period	10,190	21,258
Net Cash increase (decrease) for period	(8,173)	(11,068)
Cash at end of period	2,017	10,190

Statement of Changes in Member Equity

	Member Capital					
	Class A Units	Class B Units	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/20	560,000	440,000	635,000	-	(678,578)	(43,578)
Issuance of Units	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(82,852)	(82,852)
Ending Balance 12/31/2020	560,000	440,000	635,000	-	(761,430)	(126,430)
Issuance of Units	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(516,219)	(516,219)
Ending Balance 12/31/2021	560,000	440,000	635,000	-	(1,277,649)	(642,649)

Blazing Bits, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Blazing Bits, LLC ("the Company") is a Massachusetts's company formed in Rhode Island on March 10th, 2015 and later converted into a Massachusetts's LLC on April 24th, 2019. They currently have a DBA for "Green Goddess Supply". The Company is a cultivation-to-consumption cannabis lifestyle brand. Their initial catalog contains hundreds of smoke shop "consumption" accessories including grinders, pipes, rolling trays, etc. The Company is known for their higher-end, high quality bamboo storage boxes and rolling trays. The crown jewel in their product line is "The Armoire" - a very unique personal home grow system. The Company is empowering everyone and anyone to grow their own clean, organic flower at home quickly, easily, discreetly, and inexpensively. "The Armoire" allows them to upsell their entire range of growing and consumption accessories.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital for sales and marketing, to broaden exposure and sell units.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Inventory

Inventory is recorded at cost in the amount of $218,070 as of December 31st, 2021 and includes smoke shop accessories such as grinders, pipes, rolling trays, and high-end bamboo storage boxes, rolling trays, as well as their home grow system (The Armoire).

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling through their E-Commerce smoke shop "consumption" accessories, high-end bamboo storage boxes and rolling trays, as well their home grow system (The Armoire). Customer's order online and pay at time of order, then the Company will ship the item. All revenue is recognized prior to shipment. Cost of goods sold include all costs associated with manufacturing, transporting, and customs clearances as deemed appropriate.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating

results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021. A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/21
Computer Equipment	5	3,295	3,105	190
Vehicle	5	23,633	22,132	1,501
Grant Total	5	26,928	25,237	1,691

Intangible Assets

The intangible asset balance related to intellectual property consists entirely of the cost of obtaining the ownership rights to the company's home grow system (The Armoire).

A summary of the Company's intangible asset is below.

Intangible Asset Type	Useful Life in Years	Cost	Accumulated Amortization	Book Value as of 12/31/21
Intellectual Property	15	41,168	12,179	28,989
Grant Total	15	41,168	12,179	28,989

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees, subcontractors, bank charges, and other miscellaneous expenses.

Rent and Lease

Rent and Lease costs relate to an office lease of $1,800 per month.

Other Income

Other Income consists entirely of forgiveness for a PPP Loan.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2020	-	-
Granted	-	-
Exercised	-	-
Expired/cancelled	-	
Total options outstanding, December 31, 2020	-	-
Granted	250,000	$0.001
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	250,000	$0.001
Options exercisable, December 31, 2021	213,000	$0.001

	Nonvested Options	**Weighted Average Fair Value**
Nonvested options, January 1, 2020		
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	-	$-
Granted	250,000	$-
Vested	213,000	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	37,000	$-

Income Taxes

As of December 31st, 2021, the Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO loaned the company $187k when the Company was first formed. The balance is non-interest bearing and due on demand. The balance of this loan was $137k as of December 31, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Loans - In June 2021, the Company entered into a loan agreement for $535,800 with an interest rate of 9.99% and a maturity date of June 2028. The balance of this loan was $508,650.73 as of December 31, 2021.

In April 2021, the Company entered into a Small Business Act (SBA) loan in the amount of $196,300 with an interest rate of 3.75% and a maturity date of 30 years. The balance of this loan was $196,200 as of December 31, 2021.

See Note 3 for related party loan agreement.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$62,645.85
2023	$68,767.58
2024	$75,529.65
2025	$82,999.05
2026	$91,249.79
Thereafter	$323,758.81

NOTE 6 – EQUITY

As of December 31st, 2021, the Company has authorized and issued 1,000,000 of Common Units with 560,000 being Class A Common Units and 440,000 being Class B Common Units. The Class A Common Units provide members with voting rights while the Class B Common Units do not.

See Note 7 below for equity related subsequent event.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2022, the date these financial statements were available to be issued.

The only event, which requires disclosure, is that the Company is currently filing to convert from an LLC to a C Corp. The Company will authorize 10,000,000 of common shares with 4,000,000 being Class A common shares and 6,000,000 being Class B common shares. The Company will issue 5,000,000 of total common shares to current Members of the Company pro-rata based on their current percentage of equity ownership in the Company.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Green Goddess Supply is pending **StartEngine Approval.**

Green Goddess Supply

The Dispensary for the Home has Arrived!



Website
Hopedale, MA
AGRICULTURE

Bringing the Home Grow Revolution to the masses! Green Goddess Supply empowers anyone to grow their own clean, organic, top-shelf flower at home, quickly, easily, discreetly, and inexpensively. Green Goddess Supply's team has over 30 years of success in private and public company leadership, new product development, and creating and monetizing new market niches. The crown jewel in its product line is the patented, award-winning home grow system, The Armoire.

$0.00 raised

0 Investors	**$5.46M** Valuation
$0.95 Price per Share	**$285.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments
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Reasons to Invest:

- This emerging industry is currently ripe for innovation and we have the advantage of being one of the first movers in our market.
- The home grow market is estimated at $7B in the US alone, growing at a 27% CAGR (source, source) and cannabis is now legal in nearly two-thirds of US states, as previous stigmas fade away and research continues to prove its medical benefits.
- Not only does Green Goddess Supply pride itself on its outstanding customer-focused Concierge Service program, but its products are also "non-plant-touching," which means they can legally be sold nearly anywhere, without being subject to regulations and banking issues.

We’re on a mission. And it’s bigger than just selling a grow box.

We believe in democratizing the plant. Like tomatoes, you should be able to choose whether to buy them in a store, or grow them at home yourself. Medicine shouldn’t just be available to those who can most afford it. But it also needs to be easy and accessible to all, including those in apartments and other smaller spaces, and it can’t be complicated or clumsy.

Green Goddess Supply is an innovative, disruptive “cultivation to consumption” Cannabis Technology Lifestyle Brand offering a family of high-quality products to grow, harvest, store, prepare and consume cannabis products. The crown jewel in the company’s line is the award-winning, patented Armoire home grow system that empowers people to grow their own clean, organic cannabis flower at home quickly, easily, discreetly and inexpensively.

We are not targeting the early adopters or the niche consumer: we’re targeting the so-called “late majority.” Our goal is nothing short of “owning the living room” and making our product line a household brand.


STAY HOME
GROW YOUR OWN
Super simple process
Discreet- looks like furniture
Save money - grow it yourself
No smell
State compliant/child lock
IF YOU CAN WATER A HOUSEPLANT,
YOU CAN GROW 1/4 POUND IS AS LITTLE AS 60 DAYS!

Due to our leadership’s solid tech industry background, our internal systems and business processes are highly advanced and ready to handle a scaling business. The members of our management team each have over 30 years of public and/or private company leadership, with cross-functional capabilities necessary to grow and scale the business!

THE PROBLEM

Lack of access, inconsistent quality, and high costs

The prohibitively high cost and related taxation of retail cannabis put it out of reach for many, especially retirees on a fixed income. In addition, many people still lack access, with upwards of 70% of residents living in cities in legal states that still have not approved the sale of cannabis in their locales.


TESTS OF RETAIL CANNABIS ROUTINELY SHOW:
Mold
Pesticides
Chemicals
AND CANNABIS GROW TENTS ARE UGLY, COMPLICATED AND SMELLY

Much of the cannabis available in today's market is also laden with pesticides, mold, and chemicals such as PGRs (Plant Growth Hormone Regulators). And while growing cannabis at home is a great solution, grow tents are often overly complicated, unsightly, noisy, smelly, and completely impractical for apartment dwellers with limited space. Fully-automated home grow units, which typically have the appearance of a clunky industrial refrigerator, are typically quite unattractive as well, are more expensive, generally underperform, and are laden with problems.

THE SOLUTION

Grow your own organic, top-shelf cannabis at home

Green Goddess Supply offers a complete kit for discrete indoor gardening, called The Armoire, that fits beautifully into any living space.

It's not just hardware. We've re-invented a streamlined way to grow, and combine it with our patented hardware solution and fanatical customer service. It all takes place in a 21st-century nurturing system housed in an unassuming, 50-state-compliant, in-plain-sight curio cabinet—a small armoire, if you will.

Our technology-assisted nurturing system is stylish, odorless, comes equipped with a child lock, and is extremely easy to use– even for new growers. In fact, 95% of our customers are first-time growers! In addition, our technology allows customers to grow strains that dispensaries may not sell.


The Armoire
Watch later
Share
Watch on YouTube

STEP 1
PLUG



STEP 2
PLANT



STEP 3
WATER



The Armoire includes personalized, 90-day free concierge support, via personal virtual calls, to ensure a successful experience for our customers. These units require minimal upkeep and produce an average of a quarter-pound of clean (mold-free, pest-free, pesticide-free), organic, top-shelf flower in as little as 60 days. The Armoire typically pays for itself within the first grow, and many of our customers go from spending over $6000 per year at dispensaries to spending just $300 per year for seeds, soil, water, and electricity (source). That's a 95% decrease!



...PROVIDE THE IDEAL CLIMATE FOR YOUR PLANT TO GENERATE THE HIGHEST POSSIBLE RESULTS!
ENSURING YOU A SUCCESSFUL HARVEST
12 spectrum proprietary timed light
Air circulation fans
Digital temperature, humidity & moisture meter

As a "non-plant-touching" cannabis technology company, we maintain normal banking relationships and merchant accounts, with both national and regional institutions. We are headquartered in Massachusetts and sell our products both D2C through our website, and to cannabis-specific retail "brick and mortar" locations, such as dispensaries and hydro grow supply stores, most of which have multiple locations and plan to expand into other states.

We believe this will be a solid contributor to sales over the next five years, as more states legalize cannabis. We are currently maximizing our profit through working with brand ambassadors, doing targeted PR and product reviews, long-term search engine optimization, word-of-mouth, targeted print, select online advertising, expanding our social media presence, and internal email lists. We also offer both drop shipping and affiliate programs that cover our broad line of ancillary accessories, as well as The Armoire itself.



NO ODOR
NO PESTS
NO MOLD

THE MARKET

The cannabis industry is one of the fastest-growing in modern history and we are at the genesis of its explosive growth

The home grow market is estimated at $7 billion in the US alone, growing at a 27% CAGR (source, source). Previous stigmas are fading away, as about two-thirds of US states have already legalized its use, and more are predicted to follow suit. Researchers in Israel are treating cancers with cannabis and many doctors around the world are now recommending it to sick patients (source). Reputable sources are plentiful, between mainstream news and industry-specific news vehicles (like Ganjapreneur Magazine, Cannabis & Tech Today), while market research firms, such as New Frontiers, Arcview, and Forrester have embraced the exploding Industry with increasing research support.


THE HOME GROW MARKET
IS ESTIMATED AT
$7 BILLION IN
THE U.S. ALONE
GROWING AT A 27% CAGR

However, 60-70% of residents in legal states still don't have reasonable, convenient access to quality cannabis, as retail dispensaries and grow operators must be licensed by the state and approved city by city (source). Our outbound marketing targets adults ages 21 and over, in emerging legalization states, as well as states that already allow some form of legal home grow.

The industry is currently ripe for innovation and we have the advantage of being one of the first movers in our market. Unlike other start-ups, Green Goddess Supply has already de-risked a large chunk of the process, as our product has gone through prototyping into production, and we have shipped over 500 units. Our business is also "non-plant-touching", which means we can sell our cabinets anywhere, without being subject to regulations and banking issues.


OUR BUSINESS IS ALSO "NON-PLANT-
TOUCHING" WHICH MEANS
WE CAN SELL OUR CABINETS
ANYWHERE, WITHOUT BEING
SUBJECT TO REGULATIONS &
BANKING ISSUES.

Additionally, our customers regularly interact with us in an owners-only online forum, and via direct phone calls and video calls. Unlike many companies that view tech support as a necessary evil, we embrace it as part of the product experience.

OUR TRACTION

It's not an idea or a theory– our product works! And we have the success and customer feedback to prove it.

Our products have won multiple awards, including “Top 25 Cannabis Tech Products of 2021” from Cannabis & Tech Today Magazine, and continue to receive glowing feedback from customers. We are currently in production and shipping and have built out global and domestic shipping and logistics, multi-location warehousing, and more, in a fairly mature model, supported by business and IT systems and processes.

Over the last 18 months, we sold nearly 600 units, and in August of 2021, we were granted the primary patent on The Armoire. We have reached the pre-production prototype stage on our second, distinct model of The Armoire, expected to roll out in mid-2022, and have several other models in various stages of design, with their own unique features and capabilities.


THE ARMOIRE IS
FEATURED BY
cannabis&tech today
NEONJOINT
grow
sensi magazine
cannabis tech
ARMOIRE
If you can water a houseplant you can grow a quarter pound in 60 days!
GROW ANY STRAINS!
Easy to Use
Impressive Yields
Grow Year-Round
No Smell
Child Lock
WATCH THE VIDEO TO LEARN MORE!

We also own several Trademarks, such as “Green Goddess Supply” and “The Armoire” (the word marks), as well as the visual icon (logo) for Green Goddess Supply. We have developed a relatively complex supply chain, with four warehouses distributed strategically around the country for faster, cheaper deliveries, 2 factory partners for The Armoire line, and about a dozen other fabrication plants both in the U.S. and around the world, producing our line of ancillary products. We believe our Concierge Service program to be the first of its kind. It was extremely well-received and has been streamlined and developed to scale. We anticipate being at the forefront of emerging state-of-the-art virtual-presence technologies such as AR/VR/XR as it rolls out to scale.



In addition, we have conducted several successful case studies to date, one with a customer who suffers from back pain and has used The Armoire to cut her monthly medical cannabis bill down from $500 to $30. Another case study was done on a customer who had previously struggled to find the specific strains she needed for medical purposes, and who is now able to grow more than enough of what she needs for a fraction of the amount she was previously paying, and creates her own infused edibles at home!


PHOTOS OF ACTUAL PLANTS GROWN IN THE ARMOIRE
BY REAL CUSTOMERS.
95% HAVE NEVER GROWN BEFORE.
KEEP IN MIND THIS IS A ONE PLANT SYSTEM, SO THESE BUSHY JUNGLES YOU SEE ARE ALL
ONE, SINGLE PLANT!

WHY INVEST

As the cannabis industry reaches an all-time-high, The Armoire puts the power back in the hands of the consumer, saving thousands each year

Our flagship product is a state-compliant, technology-assisted Home Grow nurturing system. Paired with our, one-on-one virtual consultation “Concierge Service”, we believe The Armoire will be the de-facto gold standard for growing home-grown top-shelf flower.

Our goal is to be one of the first mainstream grow cabinets designed to be seen in the home, and we believe we have what it takes to dominate the home-grow niche, as its premier solution. As we expand our reach throughout the US, we intend to target our marketing on a state-by-state basis, and begin working with home improvement stores and so-called “big box retailers.” We also plan to expand sales into Canada, where home grow is legal country-wide.

Outside of North America, we are exploring licensing and franchising business models for our home grow equipment, which could include replicating our concierge service program.

The future of Green Goddess Supply includes growing our sales, increasing marketing and brand recognition, building out our inventory and continued R&D on new products. We already have products in the pipeline, and infrastructure in place – now, all we need is the “rocket fuel” to propel the business into being a household name!



March 10, 2015

Green Goddess Supply Launches!

The official inception of Green Goddess Supply.

April 2015



Green Goddess Supply Ships First Product - 2.5" Premium Grinder

First item (our Premium Grinder) ships!

October 2018



Hand-Assembling Final Armoire Prototype Candidate

After several years of testing and prototyping, we assembled the final test unit before engaging the factory pre-production phase.

July 2019



First Limited Batch of 15 Early Production Units Ship!

Share details about an important milestone in your company's history.

April 2020



First Regular Batch of 100 Armoire Units Ships!

After Shipping early-adopter test units and collecting feedback, the first regular batch of 100 Armoires Ships to homes!

February 2022


ARMOIRE

Miletone: 500 Units Shipped!

As we continue scaling up production, we reached a miletone of 500 units shipped! Customers are getting amazing results.

March 2022

Launched on StartEngine

Now YOU can own a part of our company!

In the Press

cannabis&tech today · mg MAGAZINE · yahoo! news

SHOW MORE

Meet Our Team



Eric Robichaud

CEO

Robichaud has nearly 30 years of industry experience building and growing successful multi-million dollar businesses. Most recently, at 401 Consulting, he lead an interdisciplinary team of strategic marketers, creative designers and software engineers that helped its clients in turn to build and grow their businesses.

The serial entrepreneur is now leveraging his considerable experience and expertise, building a new business in the Cannabis Technology space, called Green Goddess Supply.


QUALITY. SIMPLICITY. RESULTS.
grow

Vincent Bitetti

President & Chief Cannabis Officer

Vincent Bitetti is a Senior C-Level Executive, serial entrepreneur, master grower, and musician with Public Company experience. Mr. Bitetti went to college for Biology with a concentration in Botany. He has been growing plants since 1978, flying under radar in the cannabis underworld for nearly forty years since.

Mr Bitetti started the prototypical California Gararage Startup in the video game industry. As he grew the business, he closed a 7-figure private equity deal, and then eventually took his company public via NASDAQ IPO.

In 2017 Mr Bitetti joined forces with Mr Robichaud to bring his invention, The Armoire, to market.



Kyle Hamilton

Concierge Support Manager

Mr Hamilton has vast experience working in all facets of the cannabis industry, from growing through to sales and more. Mr Hamilton has worked at medical cannabis dispensaries, consumer goods companies, horticultural light design, education training for businesses on cannabis, building customer service teams, hydroponic and gardening stores.

Has over 19 years worth of experience in sales, hospitality, and customer service for a variety of businesses that have outstanding reputations in quality of service and treating customers as guests. Mr Hamilton leads our Concierge Service group, helping customers with hands-on grow advice.



Abigail Munford

Project Manager

Ms Munford has worked with CEO Eric Robichaud for over 8 years, dating back to her role as Project Manager in his Digital Marketing Agency. When Eric Robichaud sold the digital marketing agency to focus on Green Goddess Supply, she joined him in the effort.

Ms Munford is involved in many key aspects of daily busines operation including overseeing e-commerce order fulfillment, inventory control, and general office management and project management.

Offering Summary

Company	Blazing Bits Inc.
Corporate Address	3 Charlesview Road, Suite C, Hopedale, MA 01747
Offering Minimum	$9,999.70
Offering Maximum	$1,069,999.25
Minimum Investment Amount (per investor)	$285.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	10,526
Maximum Number of Shares Offered	1,126,315
Price per Share	$0.95
Pre-Money Valuation	$5,462,500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Invest in the first 48 hours, get 15% bonus shares

Invest in the first 7 days, get 10% bonus shares

Invest in the first 30 days get 5% bonus shares

Amount-Based:

Tier I: Invest $500 and receive 1% bonus shares

Tier II: Invest $1000 and receive 2% bonus shares and 10% discount coupon to our online store (reusable up to a year)

Tier III: Invest $2500 and receive 3% bonus shares and 10% discount coupon to our online store (reusable up to a year)

Tier IV: Invest $5000 and receive 4% bonus shares and 15% discount coupon to our online store (reusable up to a year); acrylic investor tombstone

Tier V: Invest $10,000 and receive 5% bonus shares and 15% discount coupon to our online store; acrylic investor tombstone

**All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The 10% StartEngine Owners' Bonus

Green Goddess Supply, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $0.95 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $95. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Green Goddess Supply to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We believe we've solved all of the major issues with personal home grow.

Hi, I'm Eric Robichaud founder and CEO of Green Goddess Supply.

Vincent Bitetti and I have been working together in the tech industry for over 30 years before coming together in this latest venture to bring The Armoire personal home grow system to market.

This has been a labor of love for nearly seven years and now we are on a mission!

The cannabis industry is exploding, meanwhile, the pandemic is radically transforming consumer behavior - witness victory gardens.

More and more people are looking to grow at home and there are several motivations.

Millennials want clean organic herbs with no carcinogenic pesticides or PGRs.

Baby Boomers want to save big bucks now they're in retirement and everyone agrees with the notion of the natural approach - no big pharma, no opioids. The new mantra: plants over pills.

And because we're spending so much more time at home these days and working from home, combined with a desire to save money and the increase in cannabis consumption nationwide, we believe we have the perfect storm fueling the explosion of the home grow market.

Big Box retailers want to attack the industry in a big way and it's understandable — it's the green rush! And just like the California gold rush of the mid-1800s, the smart money is looking at the longer-term "picks and shovels" approach. Just think about it - 170 years later there aren't too many 49ers still panning for gold but Levi Strauss is still selling blue jeans, Wells Fargo is a household name, and Studebaker grew from wheelbarrows to covered wagons to automobiles.

This is why we believe that in the long term, the smart money is in the ancillary products and services, especially those with end-consumer engagement on a level and scale that's easy to manage, educational, and fun. And with the Armoire Concierge Specialists just a Zoom call away via phone, tablet, or laptop, The Armoire sits at the nexus of all of these trends - it's a home grow system in an exploding market that's here to stay because cannabis isn't going anywhere. And this appeals to the health-conscious DIY types looking to save money on their meds, and unlike large ugly noisy smelly tents the Armoire is designed to be seen in the home - whether a spare bedroom a home office or smack dab in the middle of the living room. The Armoire is a natural fit. Its gorgeous furniture-inspired looks are meant to be seen while discreetly hiding the contents inside.

The Armoire makes it easy and enjoyable for anyone to grow at home with no experience necessary and while the category will be timeless, we believe The Armoire is the right product at the absolute best possible time to launch.

We've built out all of our manufacturing capabilities, shipping, warehousing, distribution, and

more. We've been issued our first patent on the unit and we're uniquely positioned as we like to say to “take over the living room.” We've shipped over 500 units already and customers love the product! It just works!

We also have designs for several new models that are ready to move from the prototype stage and into full-blown production.

The Armoire allows people to have their own mini dispensary, right in their living room. Now add to that, easy access to kitchen countertop-like appliances, complete with recipes and dosage instructions, and it's easy to see how people are making their own baked goods and infusions with efficacy, purity that they can control from strain selection to cultivation to consumption.

We are ready to scale this product and take it mainstream in a very big way and we're excited to have both our community and forward-looking investors join us on this journey.

We're empowering everyone and anyone to grow their own clean quality flower at home themselves quickly, easily, discreetly, and inexpensively.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BYLAWS OF

BLAZING BITS INC.

A MASSACHUSETTS CORPORATION

Dated as of April 20, 2022

THE INTERESTS CREATED BY THESE CORPORATE BYLAWS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS PURSUANT TO EFFECTIVE REGISTRATION OR AN EXEMPTION THEREFROM. IN ADDITION, SUCH INTERESTS MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED, IN WHOLE OR IN PART, EXCEPT AS PROVIDED IN THIS AGREEMENT. ACCORDINGLY, THE HOLDERS OF SUCH INTERESTS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE RISKS OF THEIR RESPECTIVE INVESTMENTS IN SUCH INTERESTS FOR AN INDEFINITE PERIOD OF TIME.

BYLAWS OF BLAZING BITS INC.

A MASSACHUSETTS CORPORATION

As Adopted April 20, 2022

ARTICLE I: OFFICES

Section 1.1: **Principal Office.** The principal executive office for the transaction of the business of this corporation (the "***Corporation***") shall be located at such place as the Board of Directors of the Corporation (the "***Board***") may from time to time decide. The Board is hereby granted full power and authority to change the location of the principal executive office from one location to another.

Section 1.2: **Other Offices.** One or more branch or other subordinate offices may at any time be fixed and located by the Board at such place or places within or outside the Commonwealth of Massachusetts as it deems appropriate.

ARTICLE II: DIRECTORS

Section 2.1: **Exercise of Corporate Powers.** Except as otherwise provided by these Bylaws, by the Articles of Incorporation of the Corporation (the "***Articles***") or by the laws of the Commonwealth of Massachusetts now or hereafter in force, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the ultimate direction of a Board (the "***Board***").

Section 2.2: **Number**. The authorized number of directors of the Corporation shall be 3 (three). Any amendment to these Bylaws changing such number of authorized directors cannot be adopted unless there is an action by majority vote of the Class A Common Shareholders.

Section 2.3: **Need Not Be Shareholders.** The directors of the Corporation need not be shareholders of this Corporation.

Section 2.4: **Compensation.** Directors and members of committees may receive such compensation, if any, for their services as may be fixed or determined by resolution of the Board. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 2.5: **Election and Term of Office.** The directors shall be elected annually by the Class A Common Stock shareholders at the annual meeting of the shareholders. The Class A Common Stock shareholders may also elect directors without an annual shareholder meeting, so long as such election is unanimous by the Class A Common Stock shareholders, the Class A Common Stock shareholders unanimously consent to waiver of the meeting, and the vote and waiver are evidenced in writing and signed by all Class A Common Stock shareholders. The term

of office of the directors shall begin immediately after their election and shall continue until the next annual meeting of the shareholders and until their respective successors are elected. A reduction of the authorized number of directors shall not shorten the term of any incumbent director or remove any incumbent director prior to the expiration of such director's term of office.

Any director may resign effective upon giving written notice to the Board of Directors, the President, the Secretary of the corporation unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a later time, a successor may be elected to take office when the resignation becomes effective.

Section 2.6: **Vacancies.** A vacancy or vacancies on the Board shall exist:

(a) in the case of the death of any director; or

(b) in the case of the resignation or removal of any director; or

(c) if the authorized number of directors is increased; or

(d) if the shareholders fail, at any annual meeting of shareholders at which any director is elected, to elect the full authorized number of directors at that meeting.

The Board may declare vacant the office of a director if he or she is declared of unsound mind by an order of court if, within sixty (60) days after notice of his or her election, he or she does not accept the office. Any vacancy, except for a vacancy created by removal of a director as provided in Section 2.7, may be filled by a person selected by a majority of the remaining directors then in office, whether or not less than a quorum, or by a sole remaining director. Vacancies occurring in the Board by reason of removal of directors shall be filled only by approval of Class A Common Stock shareholders. The Class A Common Stock shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by the written consent of Class A Common Stock shareholders as described in Section 7.10, other than to fill a vacancy created by removal, requires the consent of Class A Common Stock shareholders holding a majority of the outstanding shares entitled to vote. If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the Class A Common Stock shareholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at that time outstanding having the right to vote for such directors may call a special meeting of Class A Common Stock shareholders to be held to elect the entire Board. The term of office of any director then in office shall terminate upon the election of such director's successor. Any director may resign effective upon giving written notice to the Chairman of the Board, if any, the President, the Secretary or the Board, unless the notice specifies a later time for the effectiveness of such resignation. After the notice is given and if the resignation is effective at a future time, a successor may be elected or appointed to take office when the resignation becomes effective. For purposes of these Bylaws, a "***writing***" includes, and is deemed to be "***written***" if it is in, any form of recorded message capable of comprehension by ordinary visual means, which shall include Electronic Transmissions as described in Sections 3.4 and 3.6, such as email and other electronic communication authorized by Massachusetts law.

<u>Section 2.7</u>: <u>Removal by Vote of For Cause</u>. The entire Board or any individual director may be removed from office without cause by an affirmative vote of ¾ of the Class A Common Stock shareholders entitled to vote.

If any or all directors are so removed, new directors may be elected at the same meeting or at a subsequent meeting.

If because of Massachusetts law, a Director's position on the Board results in disqualification of the Corporation from performing its duties or normal course of business, that Director shall be immediately removed from office.

<u>Section 2.8</u>: <u>Powers and Duties</u>. Without limiting the generality or extent of the general corporate powers to be exercised by the Board pursuant to Section 2.1, it is hereby, *<u>provided</u>* that the Board shall have full power with respect to the following matters:

(a) To review, amend, and approve the annual budgets of the Corporation.

(b) To review, amend and approve the Corporation entering into any contract for over $5,000,000.00 (five million dollars).

(c) To adopt such rules and regulations for the conduct of its meetings and the management of the affairs of the Corporation as it may deem proper.

(d) To accept resignations of directors; to declare vacant the office of a director as provided in Section 2.6; and, in case of vacancy in the office of directors, to fill the same to the extent provided in Section 2.6.

(e) To create offices in addition to those for which provision is made by law or these Bylaws; to elect and remove at its pleasure all officers of the Corporation, fix their terms of office, prescribe their titles, powers and duties, limit their authority and fix their salaries in any way it may deem advisable that is not contrary to law or these Bylaws.

(f) To designate one or more persons to perform the duties and exercise the powers of any officer of the Corporation during the temporary absence or disability of such officer.

(g) To fix a time in the future, which shall not be more than sixty (60) days nor less than ten (10 days) prior to the date of the meeting nor more than sixty (60) days prior to any other action for which it is fixed, as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting, or allotment of any rights, or entitled to exercise any rights in respect of any other lawful action; and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at the meeting or allotment of rights or to exercise the rights.

(h) To fix and locate from time to time the principal office for the transaction of the business of the Corporation and one or more branch or other subordinate offices of the Corporation within or outside the Commonwealth of Massachusetts.

(i) To designate any place within or outside the Commonwealth of Massachusetts for the holding of any meeting or meetings of the Board or shareholders, as provided in Sections 3.1 and 7.1, respectively.

(j) To adopt, make and use a corporate seal, and to prescribe the forms of certificates for shares and to alter the form of such seal and of such certificates from time to time as in its judgment it may deem best, provided such seal and such certificates shall at all times comply with the provisions of law now or hereafter in effect.

(k) To authorize the issuance of shares of stock of the Corporation in accordance with the laws of the Commonwealth of Massachusetts and the Articles. Notwithstanding any other provisions in the Agreement to the contrary, any proposed sale of Corporation's shares shall require the unanimous consent of the Board.

(l) To approve a loan of money or property to any officer or director of the Corporation or of any parent or subsidiary company, to guarantee the obligation of any such officer or director or to approve an employee benefit plan authorizing such a loan or guarantee to any such officer or director, but only if (i) the loan or guarantee is made pursuant to a transaction, plan or agreement (including a stock purchase plan or agreement or stock option plan or agreement) permitted by Massachusetts law; or (ii) the transaction, or an employee benefit plan authorizing such loans or guarantees after disclosure of the right under such plan to include officers or directors thereunder, is approved by a majority of the shareholders of the Corporation, as required under Massachusetts law or other then applicable law.

(m) Subject to the limitation provided in Section 12.2, to adopt, amend or repeal from time to time and at any time these Bylaws and any and all amendments thereof.

Section 2.9 **Standard of Care.** A director shall perform his or her duties as a director, including without limitation his or her duties as a member of any committee of the Board, in good faith, in a manner he or she reasonably believes to be in the best interests of the Corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. In performing his or her duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by the persons herein designated. However, he or she shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A director shall not be liable to the Corporation or its Interest Holders for any action he or she takes or omits to take as a director if, in connection with such action or omission, he or she performs his or her duties in compliance with this Article II.

The designated persons on whom a director is entitled to rely are one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented, legal counsel, public accountant, or other person as to matters which the director reasonably believes to be within such person's professional or expert competence, or a committee of the Board of directors on which the director does not serve if the director reasonably believes the committee merits confidence.

In discharging his or her duties, and in determining what is in the best interests of the Corporation, a director shall not be required to regard any interest, or the interests of any particular group affected by such action, as dominant or controlling interest or factor. He or she shall give due consideration to the following factors, including, but not limited to the long-term prospects and interests of the Corporation and its shareholders, and the social, economic, legal, or other effects of any action on the current and retired employees, the suppliers and customers of the Corporation or its subsidiaries, and the communities and society in which the Corporation or its subsidiaries operate (collectively, with the shareholders, the "Stakeholders"), together with the short-term, as well as long-term, interests of its shareholders and the effect of the Corporation's operations (and its subsidiaries' operations) on the environment and the economy of the state, the region and the nation. Nothing in this Section 2.9, express or implied, is intended to create or shall create or grant any right in or for any person or any cause of action by or for any person. Notwithstanding the foregoing, any director is entitled to rely upon the definition of "best interests" as set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a director's fiduciary duty of care, even in the context of a change in control transaction where, as a result of weighing other stakeholders' interests, a director determines to accept an offer, between two competing offers, with a lower price per unit.

Section 2.10 Contracts with Directors. No director of this Corporation (nor any other corporation, firm, association or other entity in which one or more of this corporation's directors are directors or have a material financial interest), shall be interested, directly or indirectly, in any contract or transaction with this corporation, unless the Corporation for its own benefit enters into the transaction, which is fair and reasonable to the Corporation at the time the transaction is entered into.

ARTICLE III: MEETINGS OF DIRECTORS

Section 3.1: Place of Meetings. Meetings (whether regular, special or adjourned) of the Board shall be held at the principal executive office of the Corporation or at any other place within or outside the Commonwealth of Massachusetts that may be designated from time to time by resolution of the Board or that is designated in the notice of the meeting. Meetings may be held in person, over the telephone, or over electronic video conferencing as the President of the Board so determines.

Section 3.2: Regular Meetings. Regular meetings of the Board shall be held after the adjournment of each annual meeting of the shareholders (which meeting shall be designated the "***Regular Annual Meeting***") and at such other times as may be designated from time to time by resolution of the Board or as otherwise called in accordance with MGL Ch. 156D. Notice of the time and place of all regular meetings shall be given in the same manner as for special meetings, except that no such notice need be given if (a) the time and place of such meetings are fixed by the Board or (b) the Regular Annual Meeting is held at the principal executive office of this Corporation and on the date specified by the Board.

<u>Section 3.3</u>: <u>Special Meetings</u>. Special meetings of the Board may be called at any time by the Chairman of the Board, if any, or the President, or any Vice President, or the Secretary or by any two (2) or more directors.

<u>Section 3.4</u>: <u>Notice of Special Meetings</u>. Special meetings of the Board shall be held upon no less than four (4) days notice by mail to each director or forty-eight (48) hours notice delivered personally or by telephone, including a voice messaging system or by "***Electronic Transmission by the Corporation,***" meaning a communication:

(a) delivered by (i) facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, of that recipient on record with the Corporation, or (ii) posting on an electronic message board or network that the Corporation has designated for those communications, together with a separate notice to the recipient of the posting, which transmission shall be validly delivered upon the later of the posting or delivery of the separate notice thereof or (iii) other means of electronic communication; and

(b) that creates a record that is capable of retention, retrieval and review, and that may thereafter be rendered into clearly legible tangible form.

However, an Electronic Transmission by the Corporation to an individual shareholder or member of the Board is not authorized unless, in addition to satisfying the requirements above. Notice need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the home or office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. A notice or waiver of notice need not specify the purpose of any meeting of the Board. If a meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to all directors not present at the time of adjournment.

<u>Section 3.5</u>: <u>Quorum</u>. A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board subject to provisions of law relating to interested directors and indemnification of agents of the Corporation. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

<u>Section 3.6</u>: <u>Participation at Meetings</u>. Members of the Board may participate in a meeting through use of conference telephone, electronic video screen communication ("***Video Conference***"), or by a communication ("***Electronic Transmission by the Corporation***" referred to collectively with Electronic Transmission to the Corporation as an "***Electronic Transmission***"):

(a) delivered by (i) facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, that the Corporation has provided from time to time to shareholders or Board members for sending communication to the Corporation, or (ii) posting on an electronic message board or network that the Corporation has designated for those communications, which transmissions shall be validly delivered upon the posting, or (iii) other means of electronic communication;

(b) as to which the Corporation has placed in effect reasonable measures to verify that the sender is the shareholder (in person or by proxy) or the Board member purporting to send the transmission; and

(c) that creates a record that is capable of retention, retrieval and review, and that may thereafter be rendered into clearly legible tangible form.

Participation in a meeting through use of conference telephone or Video Conference constitutes presence in person at that meeting so long as all members participating in such meeting are able to hear one another. Participation in a meeting through use of Electronic Transmission (other than conference telephone and Video Conference) constitutes presence in person at that meeting if both of the following apply: (a) each member participating in the meeting can communicate with all of the other members concurrently, and (b) each member is provided the means of participating in all matters before the Board, including, without limitation, the capacity to propose, or to interpose an objection to a specific action taken by the Corporation.

Section 3.7: Waiver of Notice and Consent. The transactions of any meeting of the Board, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum is present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.8: Action Without a Meeting. Any action required or permitted by law to be taken by the Board may be taken without a meeting, if 2/3 of the members of the Board shall individually or collectively consent in writing or by electronic communication as permitted by Massachusetts law to the taking of such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board. Such action by written consent shall have the same force and effect as a unanimous vote of such directors at a duly held meeting.

Section 3.9: Committees. The provisions of this Article apply also to committees of the Board and any actions by such committees.

ARTICLE IV: COMMITTEES

Section 4.1: Appointment and Procedure. The Board may, by resolution adopted by a majority of the authorized number of directors, appoint from among its members one or more committees, including without limitation an executive committee, an audit committee and a compensation committee, consisting of two or more directors to serve at the pleasure of the Board. The Board may designate one or more directors as alternative members of any committee who

may replace any absent member of any meeting of the committee. Each committee may make its own rules of procedure subject to Section 3.9 hereof, and shall meet as provided by such rules or by a resolution adopted by the Board (which resolution shall take precedence). A majority of the members of the committee shall constitute a quorum, and in every case the affirmative vote of a majority of all members of the committee shall be necessary to the adoption of any resolution.

Section 4.2: Executive Committee Powers. During the intervals between the meetings of the Board, the Executive Committee, if any, in all cases in which specific directions shall not have been given by the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation in such manner as the Executive Committee may deem best for the interests of the Corporation.

Section 4.3: Powers of Other Committees. Other committees shall have such powers as are given them in a resolution of the Board.

Section 4.4: Limitations on Powers of Committees. No committee shall have the power to act with respect to:

(a) any action for which the laws of the Commonwealth of Massachusetts also require shareholder approval or approval of the outstanding shares;

(b) the filling of vacancies on the Board or in any committee;

(c) the fixing of compensation of the directors for serving on the Board or on any committee;

(d) the amendment or repeal of these Bylaws or the adoption of new Bylaws;

(e) the amendment or repeal of any resolution of the Board which by its express terms is not amendable or repealable;

(f) a distribution to the shareholders of the Corporation, except at a rate or in a periodic amount or within a price range as set forth in the Articles or determined by the Board; and

(g) the appointment of other committees of the Board or the members thereof.

ARTICLE V: OFFICERS

Section 5.1: Authority to Enter Contracts. The Board of Directors, except as otherwise provided in the Bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement, or to pledge its credit, or to render it liable for any purpose or to any amount.

Section 5.2: Election and Qualifications. The officers of the Corporation shall consist of a Chief Executive Officer, President, a Secretary and a Treasurer and may consist of such other officers as determined by the Board. Any number of offices may be held by the same person.

Section 5.3: Term of Office and Compensation. The term of office and salary of each of said officers and the manner and time of the payment of such salaries shall be fixed and determined by the Board and may be altered by said Board from time to time at its pleasure, subject to the rights, if any, of any officer under any contract of employment. Any officer may resign at any time upon written notice to the Corporation, without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. If any vacancy occurs in any office of the Corporation, the Board may appoint a successor to fill such vacancy.

Section 5.4: Chief Executive Officer. Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) To act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation.

(b) To preside at all meetings of the shareholders and, in the absence of the Chairman of the Board or if there be no Chairman, at all meetings of the Board.

(c) To call meetings of the shareholders and meetings of the Board to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper.

(d) To affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation, electronically or with a "wet" signature; and to have general charge of the property of the Corporation and to supervise and control all agents and employees of the Corporation.

(e) To purchase, lease or otherwise acquire any and all kinds of property, whether real, personal or mixed, and at its discretion to purchase such property with a promissory note, money, property and/or stocks, bonds, debentures or other securities of the Corporation. Notwithstanding any other provisions in the Agreement to the contrary, any purchase of real estate by the Corporation shall require the unanimous consent of the Board.

(f) To enter into any and all contracts and agreements, written or oral, which in its judgment may be beneficial to the interests and purposes of the Corporation.

(g) To fix and determine and to vary from time to time the amount or amounts to be set aside or retained as reserve funds or as working capital of the Corporation or for maintenance, repairs, replacements, improvements or enlargements of its properties.

(h) To declare and pay dividends in cash, shares and/or property out of any funds of the Corporation at the time legally available for the declaration and payment of dividends on its shares.

(i) To prescribe the manner in which and the person or persons by whom any or all of the checks, drafts, notes, bills of exchange, contracts and other corporate instruments shall be executed.

(j) To appoint or employ and to remove at its pleasure such agents and employees as it may see fit, to prescribe their titles, powers and duties, limit or expand their authority and fix their salaries in any way it may deem advisable that is not contrary to law or these Bylaws.

(k) To borrow money, make guarantees of indebtedness or other obligations of third parties (except to the extent such guarantees are not permitted by Section 2.8(r) of these Bylaws, Massachusetts General Law Chapter 156D, as amended (or any successor provision) or other applicable law) and incur indebtedness on behalf of the Corporation, including the power and authority to borrow money from any of the shareholders, directors or officers of the Corporation; and to cause to be executed and delivered therefore in the Corporation's name any promissory notes, bonds, debentures, deeds of trust, mortgages, pledges (or other transfers of property as security or collateral for a debt), or other evidences of debt and securities therefor; with the note or other obligation given for any indebtedness of the Corporation, signed officially by any officer or officers duly authorized by the Board, constituting a binding obligation of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer. **Section 5.5: Chairman of the Board.** The Chairman of the Board, if there be one, shall have the power to preside at all meetings of the Board and shall have such other powers and shall be subject to such other duties as the Board may from time to time prescribe.

Section 5.6: President. Subject to the supervisory powers of the Chief Executive Officer, if not the President, and to such supervisory powers as may be given by the Board to the Chairman of the Board, if one is elected, or to any other officer, the President shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and duties as may be prescribed by the Board or these Bylaws.

Section 5.7: President Pro Tem. If neither the Chairman of the Board, the President, nor any Vice President is present at any meeting of the Board, a President pro tem may be chosen by the directors present at the meeting to preside and act at such meeting. If neither the Chief Executive Officer, the President nor any Vice President is present at any meeting of the

shareholders, a President pro tem may be chosen by the shareholders present at the meeting to preside at such meeting.

Section 5.8: **Treasurer.** The powers and duties of the Treasurer are:

(a) To supervise and control the keeping and maintaining of adequate and correct accounts of the Corporation's properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

(b) To have the custody of all funds, securities, evidences of indebtedness and other valuable documents of the Corporation and, at his or her discretion, to cause any or all thereof to be deposited for the account of the Corporation with such depository as may be designated from time to time by the Board.

(c) To receive or cause to be received, and to give or cause to be given, receipts and acquittances for monies paid in for the account of the Corporation.

(d) To disburse, or cause to be disbursed, all funds of the Corporation as may be directed by the President or the Board, taking proper vouchers for such disbursements.

(e) To render to the President or to the Board, whenever either may require, accounts of all transactions as Treasurer and of the financial condition of the Corporation.

(f) Generally to do and perform all such duties as pertains to such office and as may be required by the Board.

Section 5.9: **Vice President**. The titles, powers and duties of the Vice President or Vice Presidents, if any, shall be as prescribed by the Board. In case of the resignation, disability or death of the President, and if there is no Chief Executive Officer, the Vice President, or one of the Vice Presidents, shall exercise all powers and duties of the President. If there is more than one Vice President, the order in which the Vice Presidents shall succeed to the powers and duties of the President shall be as fixed by the Board.

Section 5.10: **Secretary.** The powers and duties of the Secretary are:

(a) To keep a book of minutes at the principal executive office of the Corporation, or such other place as the Board may order, of all meetings of its directors and shareholders with the time and place of holding of such meeting, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

(b) To keep the seal of the Corporation and to affix the same to all instruments that may require it.

(c) To keep or cause to be kept at the principal executive office of the Corporation, or at the office of the transfer agent or agents, a record of the shareholders of the Corporation, giving

the names and addresses of all shareholders and the number and class of shares held by each, the number and date of any certificates issued for shares and the number and date of cancellation of every certificate surrendered for cancellation.

(d) To keep a template of electronic certificates for shares of the Corporation, to fill in all electronic certificates issued, and to make a proper record of each such issuance; *provided* that, so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents.

(e) To transfer upon the share books of the Corporation any and all shares of the Corporation; *provided* that, (a) so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents, and the method of transfer of any certificate shall be subject to the reasonable regulations of the transfer agent to whom the certificate is presented for transfer and, if the Corporation then has one or more duly appointed and acting registrars, subject to the reasonable regulations of the registrar to which a new certificate is presented for registration; and (b) no certificate for shares of stock shall be issued or delivered or, if issued or delivered, shall have any validity whatsoever until and unless it has been signed or authenticated in the manner provided in Section 8.2 hereof.

(f) To make service and publication of all notices that may be necessary or proper in connection with meetings of the Board or the shareholders of the Corporation. In case of the absence, disability, refusal or neglect of the Secretary to make service or publication of any notices, then such notices may be served and/or published by the President or a Vice President, or by any person thereunto authorized by either of them, or by the Board, or by the holders of a majority of the outstanding shares of the Corporation.

(g) Generally to do and perform all such duties as pertain to such office and as may be required by the Board.

Section 5.12: **Instruments in Writing.** All checks, drafts, demands for money, notes and written contracts of the Corporation shall be signed by such officer or officers, agent or agents, as the Board may from time to time designate. No officer, agent, or employee of the Corporation shall have the power to bind the Corporation by contract or otherwise unless authorized to do so by these Bylaws or by the Board.

ARTICLE VI: INDEMNIFICATION

Section 6.1: **Indemnification of Agents.** The Corporation shall indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (the "***Proceeding***") by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as an agent of the Corporation or as an agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director or officer of a foreign or domestic corporation which was a predecessor corporation of the

Corporation or of another enterprise, each at the request of such predecessor corporation (each, an "***Indemnitee***"), to the fullest extent permitted by Massachusetts law, against all expenses, including, without limitation, attorneys' fees and any expenses of establishing a right to indemnification, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding, and such indemnification shall continue as to a person who has ceased to be such a director, officer or agent, and shall inure to the benefit of the heirs, executors and administrators of such Indemnitee; *provided*, that (a) the Indemnitee acted in good faith and in a manner reasonably believed to be in the best interests of the Corporation, and in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful; and (b) the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board.

Section 6.2: **Advancement of Expenses.** The Corporation shall pay all expenses incurred by such an Indemnitee, or its heirs, executors and administrators, in defending any Proceeding as they are incurred in advance of its final disposition; *provided*, *however*, that (a) the payment of such expenses incurred by an Indemnitee in advance of the final disposition of a Proceeding shall be made only upon receipt by the Corporation of an agreement by or on behalf of such Indemnitee to repay such amount if it shall be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise; and (b) the Corporation shall not be required to advance any expenses to a person against whom the Corporation brings an action, alleging that such person committed an act or omission not in good faith or that involved intentional misconduct or a knowing violation of law, or that was contrary to the best interest of the Corporation, or derived an improper personal benefit from a transaction.

Section 6.3: **Non-Exclusivity of Rights.** The rights conferred on any person in this Article VI shall not be deemed exclusive of any other rights that such person may have or hereafter acquire under any statute, by law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses to pursuant to this Article VI.

Section 6.4: **Indemnification Contracts.** The Board is authorized to cause the Corporation to enter into a contract with any Indemnitee providing for indemnification rights equivalent to or, if the Board so determines, greater than (to the extent permitted by the Articles and Massachusetts law) those provided for in this Article VI.

Section 6.5: **Effect of Amendment.** Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

ARTICLE VII: MEETINGS OF, AND REPORTS TO, SHAREHOLDERS

Section 7.1: Shareholder Voting Rights. There shall be two types of stock in the Corporation: (a) Class A Common Stock and (b) Class B Common Stock. To the greatest extent permitted by Massachusetts law, Class A Common Stock shareholders shall have sole voting rights in the corporation. Any provision of these bylaws related to any voting or decision making rights of shareholders shall refer exclusively to the Class A Common Stock shareholders. Any conflict between this provision and any other provision of these bylaws shall be interpreted in such a manner to give effect to this provision. Class B Common Stock shareholders shall have no decision making power under these bylaws, unless required by Massachusetts law.

Section 7.1(A): Place of Meetings. Meetings (whether regular, special or adjourned) of the shareholders of the Corporation shall be held at any place within or outside the Commonwealth of Massachusetts as may be stated in, or fixed in accordance with, these Bylaws. If no place is stated or so fixed, the meeting shall be held at the principal executive office of the Corporation. The meeting place may be any place established by written consent of all the Class A Common Stock shareholders entitled to vote thereat, or that may be designated by resolution of the Board. If authorized by the Board in its sole discretion and subject to any guidelines that may be adopted by the Board, the Class A Common Stock shareholders of the Corporation shall be deemed present in person and may vote by Electronic Transmission to the Corporation whether the meeting is to be held at a designated place or in whole or in part by Electronic Transmission by the Corporation or by Video Conference in accordance with Section 7.4.

Section 7.2: Annual Meetings. The annual meetings of the shareholders shall be held at the place provided pursuant to Section 7.1 hereof and at such time in a particular year as may be designated by written consent of all the Class A Common Stock shareholders entitled to vote thereat or which may be designated by resolution of the Board. Said annual meetings shall be held for the purpose of the election of directors, for the making of reports of the affairs of the Corporation and for the transaction of such other business as may properly come before the meeting.

Section 7.3: Special Meetings. Special meetings of the Class A Common Stock shareholders for any purpose or purposes whatsoever may be called at any time by the President, the Chairman of the Board or by the Board, or by two or more members thereof, or by one or more holders of Class A Common Stock shares entitled to cast not less than ten percent (10%) of the votes at the meeting. Upon request in writing sent to the Chairman of the Board, President, Vice President or Secretary, or delivered to any such officer in person, by any person (other than the Board) entitled to call a special meeting of Class A Common Stock shareholders, it shall be the duty of such officer forthwith to cause notice to be given to the Class A Common Stock shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, which (except where called by the Board) shall be not less than five (5) days nor more than sixty (60) days after the receipt of such request. If the notice is not given within twenty (20) days after receipt of the request, the person entitled to call the meeting may give the notice. Notices of meetings called by the Board shall be given in accordance with Section 7.5. Special meetings do not require notice to Class B Common Stock shareholders, nor are the Class A Common Stock shareholders required to permit any Class B Common Stock shareholders to participate.

<u>Section 7.4</u>: <u>Meetings by Electronic Transmission</u>. A meeting of the shareholders may be conducted, in whole or in part, by Electronic Transmission or by Video Conference: (a) if the Corporation implements reasonable measures to provide shareholders (in person or by proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting concurrently with those proceedings, and (b) if any shareholder votes or takes other action at the meeting by means of Electronic Transmission to the Corporation or Video Conference, a record of that vote or action is maintained by the Corporation.

<u>Section 7.5</u>: <u>Notice of Meetings</u>. Notice of any meeting of shareholders shall be given in writing not less than 3 (three) days (or, if sent by third-class mail, thirty (30) days) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat by the Secretary or an Assistant Secretary, or such other person charged with that duty, or if there be no such officer or person, or in case of his or her neglect or refusal, by any director or shareholder.

7.5.1 <u>Requirements for Notice</u>. The notice shall state the place, date and hour of the meeting, the means of Electronic Transmission or Video Conference, if any, by which shareholders may participate in that meeting, and (a) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (b) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders, but any proper matter may be presented at the meeting for such action, except that notice must be given or waived in writing of any proposal relating to approval of contracts between the Corporation and any director of the Corporation, amendment of the Articles, reorganization of the Corporation, winding up of the affairs of the Corporation, or any plan of distribution pursuant thereto. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by the Board for election.

7.5.2 <u>Manner of Giving Notice; Effectiveness</u>. Notice of a shareholders' meeting or any report shall be given to any shareholder, either (i) personally, (ii) by Electronic Transmission by the Corporation or (iii) by first-class mail, or, in case the Corporation has outstanding shares held of record by five hundred (500) or more persons on the record date for the shareholders' meeting, notice may be sent by third-class mail, or other means of written communication, charges prepaid, addressed to such shareholder at such shareholder's address appearing on the books of the Corporation or given by such shareholder to the Corporation for the purpose of notice. If a shareholder gives no address or no such address appears on the books of the Corporation, notice shall be deemed to have been given if sent by mail or other means of written communication addressed to the place where the principal executive office of the Corporation is located, or by publication at least once in a newspaper of general circulation in the county in which such office is located. The notice or report shall be deemed to have been given at the time when delivered personally, sent by Electronic Transmission by the Corporation, deposited in the United States mail, postage prepaid, or sent by other means of written communication and addressed as provided herein. An affidavit or declaration of delivery, electronic transmission or mailing of any notice or report in accordance with the provisions of this Section 7.5, executed by the Secretary, Assistant Secretary or any transfer agent, shall be prima facie evidence of the giving of the notice or report.

7.5.3 Inability to Deliver Notices. If any notice or report addressed to the shareholder at the address of such shareholder appearing on the books of the Corporation is returned to the Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the Corporation for a period of one (1) year from the date of the giving of the notice or report to all other shareholders. Notice shall not be given by Electronic Transmission by the Corporation to any shareholder after either (a) the Corporation is unable to deliver two (2) consecutive notices to the shareholder by that means, or (b) the inability to so deliver the notices to the shareholder becomes known to the Secretary or any Assistant Secretary of the Corporation, the transfer agent or other person responsible for the giving of notice.

Section 7.6: Consent to Shareholders' Meetings. The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though they had taken place at a meeting duly held after regular call and notice, if the following conditions are met:

(a) a quorum is present, either in person or by proxy, and

(b) either before or after the meeting, each of the shareholders entitled to vote, who was not present in person or by proxy, signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance of a person at a meeting shall constitute both a waiver of notice of and presence at such meeting, except: (i) when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; or (ii) when the person expressly makes an objection at some time during the meeting to the consideration of matters required by law to be included in the notice, but not so included.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting or approval of the minutes thereof, except as to approval of contracts between the Corporation and any of its directors, amendment of the Articles, reorganization of the Corporation, winding up the affairs of the Corporation or any plan of distribution with respect thereto.

Section 7.7: Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of the shareholders shall constitute a quorum for the transaction of business. Shares shall not be counted to make up a quorum for a meeting if voting of such shares at the meeting has been enjoined or for any reason they cannot be lawfully voted at the meeting. Shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. Except as provided herein, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a

majority of the required quorum) shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required.

<u>Section 7.8</u>: <u>Adjourned Meetings</u>. Any shareholders' meeting, whether or not a quorum is present, may be adjourned from time to time to another time or place by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but, except as provided in Section 7.7 hereof, in the absence of a quorum, no other business may be transacted at such meeting. When a meeting is adjourned for more than forty-five (45) days or if after adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at a meeting. Except as aforesaid, it shall not be necessary to give any notice of the time and place of the adjourned meeting, of the means of Electronic Transmission or Video Conference, if any, by which the shareholders may participate or of the business to be transacted thereat other than by announcement at the meeting at which such adjournment is taken. At any adjourned meeting the shareholders may transact any business which might have been transacted at the original meeting.

<u>Section 7.9</u>: <u>Voting Rights</u>. If no record date is fixed by the Board, those Class A Common Stock shareholders entitled to vote include only those holders of shares entitled to vote per the stock records of the Corporation at:

(a) the close of business on the business day immediately preceding the day on which notice is given; or

(b) if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held; or

(c) if some other day be fixed for the determination of shareholders of record pursuant to Section 2.8(k) hereof, then on such other day, shall be entitled to vote at such meeting.

The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board has been taken, shall be the day on which the first written consent is given. In the absence of any contrary provision in the Articles or in any applicable statute relating to the election of directors or to other particular matters, each such person shall be entitled to one vote for each share. Pursuant to Section 2.8(k) hereof, the Board may fix, in advance, a record date, to determine which shareholders are eligible to vote, which date shall be no more than sixty (60) days nor less than ten (10) days prior to the date of such meeting.

<u>Section 7.10</u>: <u>Action by Written Consents</u>. Any action which may be taken at any annual or special meeting of Class A Common Stock shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing, the Corporation shall provide notice of any shareholder approval obtained without a meeting by less than unanimous written consent to those shareholders entitled to vote but who have not yet consented in writing at least ten (10) days before the consummation of the following

actions authorized by such approval: (a) contracts between the Corporation and any of its directors; (b) indemnification of any person by the Corporation; (c) reorganization of the Corporation; or (d) distributions to shareholders upon the winding-up of the affairs of the Corporation. In addition, the Corporation shall provide, to those shareholders entitled to vote who have not consented in writing, prompt notice of the taking of any other corporate action approved by the shareholders without a meeting by less than unanimous written consent. All notices given hereunder shall conform to the requirements of Section 7.5 hereto and applicable law. When written consents are given with respect to any shares, they shall be given by and accepted from the persons in whose names such shares stand on the books of the Corporation at the time such respective consents are given, or their proxies. Any shareholder giving a written consent (including any shareholder's proxy holder, or a transferee of the shares or a personal representative of the shareholder, or their respective proxy holders) may revoke the consent by a writing. This written revocation must be received by the Corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the Corporation. Such revocation is effective upon its receipt by the Secretary of the Corporation. Notwithstanding anything herein to the contrary, directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

Section 7.11: **Election of Directors.** Every shareholder entitled to vote at any election of directors of the Corporation may accumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as such shareholder thinks fit. No shareholder, however, may accumulate such shareholder's votes for one or more candidates unless such candidate's or candidates' names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting, prior to voting, of such shareholder's intention to accumulate such shareholder's votes. If any one shareholder has given such notice, all shareholders may accumulate their votes for candidates in nomination. The candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares shall be declared elected. Votes against the director and votes withheld shall have no legal effect. Election of directors need not be by ballot except upon demand made by a shareholder at the meeting and before the voting begins.

Section 7.12: **Proxies.** Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or such person's duly authorized agent and filed with the Secretary of the Corporation. No proxy shall be valid (a) after revocation thereof, unless the proxy is specifically made irrevocable and otherwise conforms to this Section and applicable law, or (b) after the expiration of eleven (11) months from the date thereof, unless the person executing it specifies therein the length of time for which such proxy is to continue in force. Revocation may be effected by a writing delivered to the Secretary of the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at the meeting and voting in person by the person executing the proxy. A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, a written notice of such death or incapacity is received by the Secretary of the Corporation. In addition, a proxy may be revoked, notwithstanding a provision making it

irrevocable, by a transferee of shares without knowledge of the existence of the provision unless the existence of the proxy and its irrevocability appears on the certificate representing such shares, or if uncertificated securities, on the initial transaction statement and written statements.

Section 7.13: **Inspectors of Election.** Before any meeting of shareholders, the Board may appoint any persons other than nominees for office as inspectors of election. This appointment shall be valid at the meeting and at any subsequent meeting that is a continuation of the meeting at which the persons were originally appointed to be inspectors. If no inspectors of election are so appointed, the Chairman of the meeting may, and on the request of any Class A Common Stock shareholder or a Class A Common Stock shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one (1) or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the Chairman of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy. These inspectors shall:

(a) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b) receive votes, ballots, or consents;

(c) hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) count and tabulate all votes or consents;

(e) determine when the polls shall close;

(f) determine the result; and

(g) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

Section 7.14: **Annual Reports.** The Board shall notify all shareholders electronically no later than one hundred twenty (120) days after the close of the fiscal year that an annual report may be made available by a written request. Should a shareholder make sure a request, the report must contain a balance sheet as of the end of the fiscal year and an income statement and a statement of changes in financial position for that fiscal year, accompanied by any report thereon of independent accounts, or if none, by a certificate of an authorized officer of the Corporation that the statements were prepared without audit from the books and records of the Corporation.

Section 7.15: **Inspection by Shareholders.** The share register shall be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the corporation, for a purpose reasonably related to such

holder's interest as a shareholder or holder of a voting trust certificate. Such inspection and copying under this section may be made in person or by agent or attorney.

The accounting books and records and minutes of proceedings of the shareholders and the Board and committees of the Board also shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for any proper purpose reasonably related to such holder's interests as a shareholder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of voting trust certificate may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

Shareholders shall also have the right to inspect the original or copy of these Bylaws, as amended to date, kept at the corporation's principal executive office, at all reasonable times during business hours.

Section 7.16: Inspection by Directors. Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation, domestic or foreign, of which such person is a director. Such inspection by a director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

Section 7.17: Right to Inspect Written Records. If any record subject to inspection pursuant to this chapter is not maintained in written form, a request for inspection is not complied with unless and until the corporation at its expense makes such record available in written form.

ARTICLE VIII: SHARES, SHARE CERTIFICATES AND RESTRICTIONS

Section 8.1: Shares Held By the Corporation. Shares in other companies standing in the name of the Corporation may be voted or represented and all rights incident thereto may be exercised on behalf of the Corporation by any officer of the Corporation authorized to do so by resolution of the Board.

Section 8.2: Certificates for Shares. The Corporation shall not automatically issue Certificates for shares. The Board may issue, upon written request, hard copies or electronic copies of Certificates to Class A Shareholders. The Corporation shall maintain accurate records of all Class A and Class B Shareholders.

Section 8.3: Lost, Stolen or Destroyed Certificates. Where the owner of any certificate for Class A shares of the Corporation claims that the certificate has been lost, stolen or destroyed, a new certificate shall be issued in place of the original certificate if the owner (a) so requests before the Corporation has notice that the original certificate has been acquired by a bona fide purchaser and (b) satisfies any reasonable requirements imposed by the Corporation, including without limitation the filing with the Corporation of an affidavit, indemnity bond or agreement in such form and in such amount as shall be required by the President or a Vice President of the

Corporation. The Board may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

<u>Section 8.4</u>: <u>Consideration</u>. Shares may be issued for such consideration as is determined by the Board consisting of any or all of the following:

(a) Money paid;

(b) Labor done;

(c) Services actually rendered to the Corporation or for its benefit or in its formation or reorganization;

(d) Debts or securities canceled; and

(e) Tangible or intangible property actually received either by this corporation or by any wholly owned subsidiary of this corporation.

Neither promissory notes of the purchaser (unless adequately secured by collateral other than shares acquired) nor future services shall constitute payment or part payment of shares of the corporation.

When shares are issued for any consideration other than money, the Board must state by resolution its determination of the fair value of the consideration to the corporation in monetary terms.

In the absence of fraud in the transaction, the judgment of the directors as to the value of the consideration for shares shall be conclusive.

<u>Section 8.6</u> **<u>Purchase Right</u>**. Any purported or attempted sale, transfer or other disposition of any Shares, or of any right or interest therein, shall automatically vest in the Corporation and its assignees the right to purchase such Shares at the Purchase Price set described below, upon the following terms and conditions (the "***Purchase Right***"). This Purchase Right shall not apply to transfers from a Shareholder to a trust, asset protection entity or other similar estate-planning vehicle for the benefit of the Shareholder or Shareholder's immediate family. Further, this Purchase Right shall not apply to a transfer of any Shares by the Shareholder, either during his lifetime or on death by will or intestacy to his ancestors, descendants or spouse (except in connection with a divorce, dissolution, legal separation or annulment); provided, in each such case a transferee shall receive and hold such Shares subject to the provisions of these bylaws and there shall be no further transfer of such Shares except in accordance herewith.

8.6.1 <u>Notice of Proposed Transfer</u>. The holder of such Shares (the "***Holder***") will deliver to the Corporation a written notice (the "***Notice***") stating: (a) the Holder's bona fide intention to sell or otherwise transfer the Shares; (b) the name and address of each proposed purchaser or other transferee (the "***Proposed Transferee***"); (c) the number of Shares to be transferred to each Proposed Transferee; (d) the bona fide cash price or other consideration for which the Holder proposes to transfer the Shares (the "***Offered Price***"); and (e) that the Holder acknowledges this

Notice is an offer to sell the Shares to the Corporation and/or its assignee(s) pursuant to this Purchase Right.

8.6.2 Exercise of Right of First Refusal. At any time within thirty (30) days after the date of the Notice, the Corporation and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all (or, with the consent of the Holder, less than all) the Shares proposed to be sold, transferred or disposed of to any one or more of the Proposed Transferees named in the Notice, at the purchase price determined in accordance with Section 8.6.3 below.

8.6.3 Purchase Price. The purchase price for the Shares purchased under this Section 8.6 will be the Offered Price, *provided* that if the Offered Price consists of no legal consideration (as, for example, in the case of a transfer by gift), the purchase price will be the fair market value of the Shares as determined in good faith by the Board. If the Offered Price includes consideration other than cash, then the value of the non-cash consideration, as determined in good faith by the Board, will conclusively be deemed to be the cash equivalent value of such non-cash consideration.

8.6.4 Payment. Payment of the purchase price for the Shares will be payable, at the option of the Corporation and/or its assignee(s) (as applicable), by check or by cancellation of all or a portion of any outstanding indebtedness owed by the Holder to the Corporation (or to such assignee, in the case of a purchase of Shares by such assignee) or by any combination thereof. The purchase price will be paid without interest within sixty (60) days after the Corporation's receipt of the Notice, or, at the option of the Corporation and/or its assignee(s), in the manner and at the time(s) set forth in the Notice.

8.6.5 Holder's Right to Transfer. If all of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Corporation and/or its assignee(s) as provided in this Section, then the Holder may sell or otherwise transfer such Shares to each Proposed Transferee at the Offered Price or at a higher price, *provided* that (a) such sale or other transfer is consummated within one hundred twenty (120) days after the date of the Notice, (b) any such sale or other transfer is effected in compliance with all applicable securities laws, and (c) each Proposed Transferee agrees in writing that the provisions of this Article VIII will continue to apply to the Shares in the hands of such Proposed Transferee. If the Shares described in the Notice are not transferred to each Proposed Transferee within such 120-day period, then a new Notice must be given to the Corporation, pursuant to which the Corporation will again be offered the Purchase Right before any such Shares held by the Holder may be sold or otherwise transferred.

Section 8.7 Compliance Mandatory; Conflicts. Any purported sale, transfer or other disposition of any Share, or of any right or interest therein, shall be null and void unless the terms, conditions and provisions of this Article VIII are strictly observed and followed. To the extent that any term or condition of this Article VIII conflicts with any term or condition of any contract entered into by the Corporation and the Holder, the terms and conditions of this Article VIII shall take precedence over any other right of first refusal granted to the Corporation or any other person or entity in any such contract.

Section 8.8 **Legends**. The Corporation shall place an appropriate legend on any c certificates issued pursuant to these bylaws for Shares referring to the restrictions on transfer contained in this Article VIII.

ARTICLE IX: DIVIDENDS

Section 9: **Declaration and Amount of Dividends**. Dividends may be declared by the Chief Executive Officer at any time or for such other dividend periods as the Chief Executive Officer may determine, from the net profits and surplus and paid to the holders of the shares of the Corporation according to its share books as of the dividend date or the date, which shall be within ten (10) days of the dividend date, set forth in the resolution declaring the dividend or as the case may be. No dividend shall be declared or paid that shall in any measure impair the capital of the company.

Each dividend, when declared, shall be in such amount, expressed in money, as the board of directors shall determine, subject to the articles of incorporation and any applicable statute. No dividend shall be paid with respect to any shares for which payment shall not have been fully made to the corporation on the dividend date.

ARTICLE X: FISCAL YEAR

Section 10: **Fiscal Year.** The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

ARTICLE XI: CONSTRUCTION OF BYLAWS

Section 11.1: **Bylaw Provisions Construed as Additional and Supplemental to Provisions of Law.** All restrictions, limitations, requirements and other provisions of these Bylaws shall be construed, insofar as possible, as supplemental and additional to all provisions of law applicable to the subject matter thereof and shall be fully complied with in addition to the said provisions of law unless such compliance shall be illegal.

Section 11.2: **Bylaw Provisions Contrary to or Inconsistent with Provisions of Law.** Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which, upon being construed in the manner provided in Section 11.1 hereof, shall be contrary to or inconsistent with any applicable provision of law, shall not apply so long as said provisions of law shall remain in effect, but such result shall not affect the validity or applicability of any other portion of these Bylaws, it being hereby declared that these Bylaws, and each article, section, subsection, subdivision, sentence, clause or phrase thereof, would have been adopted irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.

ARTICLE XII: CERTIFICATION, ADOPTION, AMENDMENT OR REPEAL OF BYLAWS

Section 12.1: By Shareholders. Unless otherwise provided in the Articles, these Bylaws may be adopted, amended or repealed by the vote or written consent of holders of a majority of the outstanding Class A shares entitled to vote. Bylaws specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may be adopted only by the shareholders.

Section 12.2: By the Board. Subject to the provisions of the Articles and to the right of shareholders to adopt, amend or repeal Bylaws, and other than a Bylaw or amendment thereof specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa, these Bylaws may be adopted, amended or repealed by the Board. A Bylaw adopted by the shareholders may restrict or eliminate the power of the Board to adopt, amend or repeal Bylaws.

Section 12.3: Certification and Inspection of Bylaws. The Corporation shall keep at its principal executive office the original or a copy of these Bylaws as amended or otherwise altered to date, which shall be open to inspection by the shareholders at all reasonable times during office hours.

ARTICLE XIII: CONFIDENTIAL ARBITRATION

Section 13: Confidential Arbitration. Any dispute, claim or controversy arising out of or relating to these Bylaws or breach, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of these Bylaws to arbitrate, shall be determined by confidential arbitration in Worcester, Massachusetts, before a sole arbitrator, in accordance with the laws of the Commonwealth of Massachusetts for agreements made in and to be performed in that State. The confidential arbitration shall be administered by a JAMS arbitrator selected pursuant to the JAMS Streamlined Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction. The arbitrator will be authorized to apportion its fees and expenses and the reasonable attorney's fees and expenses of the parties, as the arbitrator deems appropriate. In the absence of such apportionment, the fees and expenses of the arbitrator will be split equally by each Member. The Directors, Officers and Shareholders agree that this clause has been included to rapidly and inexpensively resolve any disputes between them with respect to these Bylaws, and that this clause shall be grounds for dismissal of any court action commenced with respect to these Bylaws, other than post-arbitration actions seeking to enforce an arbitration award and actions seeking equitable, injunctive or other similar relief.

CERTIFICATION OF BYLAWS
OF

BLAZING BITS, INC.

A Massachusetts Corporation

I, Vincent Bitetti, certify that I am Secretary of Blazing Bits, Inc., a Massachusetts corporation (the "***Corporation***"), that I am duly authorized to make and deliver this certification and that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: April 20, 2022

Vincent Bitetti, Secretary